UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32195

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Genworth Financial, Inc. Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Richmond, Virginia

June 22, 2009

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value:
Short-term investments	$237,100	$161,931
Mutual funds	56,425,869	66,626,486
Common/collective trust funds	96,986,684	86,726,974
Group variable annuity	6,214,907	7,314,732
Common stock	4,228,917	5,396,596

Total investments, at fair value	164,093,477	166,226,719

Receivables:
Participant loans	4,860,268	3,497,902
Accrued dividends and interest	27,479	—
Employer contributions receivable	24,749,033	24,600,812

Total receivables	29,636,780	28,098,714

Assets available for plan benefits	193,730,257	194,325,433

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,217,718	124,424

Liabilities:
Security purchases	80,569	—

Net assets available for plan benefits	$194,867,406	$194,449,857

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

for the year ended December 31, 2008

Additions (reductions) to assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in the fair value of investments	$(63,998,824)
Interest and dividends	1,627,173
Interest from participant loans	368,827

Total investment loss	(62,002,824)

Contributions:
Participants	33,571,069
Employer	40,442,781
Rollovers	2,329,869

Total contributions	76,343,719

Benefits paid to participants	(13,760,758)
Fees and expenses	(162,588)

Net increase in net assets available for plan benefits	417,549
Net assets available for plan benefits at:
Beginning of the year	194,449,857

End of the year	$194,867,406

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Genworth Financial, Inc. (the “Company”) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Hewitt Associates, respectively.

Eligibility

Full-time employees are eligible to participate in the Plan upon their date of employment. Part-time employees may join the Plan once scheduled to work 1,000 hours of service in a single calendar year.

Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, certain commissions and bonuses. The maximum allowable deferral under the Code was $15,500 per individual for 2008. The Company makes matching contributions equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 4% of a participant’s compensation.

The Company also makes annual pension contributions, based upon each eligible participant’s eligible pay, to a defined contribution pension account. The pension contribution rates are within the range of 3% to 9.25%, depending on the participant’s age at the Plan year end. For a period of 10 years from September 27, 2005, certain long-service employees receive additional contributions in the range of 6% to 18% depending upon age and service as of September 27, 2005. Pension contributions are invested as directed by the Company (see note 4).

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan from other qualified plans.

Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and pension contribution and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

Vesting

Participants are immediately vested in their account balances excluding their defined contribution pension accounts. The pension contributions are fully vested after three years of service. Forfeitures are used to reduce employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2008 and 2007 were $25,710 and $111,112, respectively, and forfeitures used to reduce employer contributions were $976,188 and $527,195 in 2008 and 2007, respectively.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investment Options

Participants are permitted to allocate their account balances to one or more of seventeen investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the SEI Stable Asset Fund to the BGI Institutional Money Market Fund are not permitted. Instead, participants who wish to transfer from the SEI Stable Asset Fund to the BGI Institutional Money Market Fund must first transfer to one of the other plan investment options and remain in that option for 90 days before transferring into the BGI Institutional Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

Participant Loans

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their defined contribution pension balance). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

Withdrawals

Withdrawals for financial hardship are permitted (excluding defined contribution pension balances) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal.

Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

In the event of annuitization for participants with ages of 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at their fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. Genworth Financial, Inc. common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts

During the years ended December 31, 2008 and 2007, the Plan invested in the SEI Stable Asset Fund (the “SAF”), which is a common/collective trust fund managed by SEI Investments Company. Dwight Asset Management Company is an investment advisor for the SAF. The SAF invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. All investment contracts held by the SAF as of December 31, 2008 are fully benefit-responsive and thus are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Withdrawals from the SAF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SAF without a twelve-month notice to the issuer limits the ability of the Plan to transact at contract or fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The statement of changes in net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The annualized earnings credited to participants in the SAF (the crediting rate) as of December 31, 2008 and 2007 was 3.27% and 4.44%, respectively. The average yields earned by the SAF were approximately 6.44% and 5.84% for the years ended December 31, 2008 and 2007, respectively. The crediting rate is based on a formula agreed upon with the issuer. Such rates are reviewed and reset on a quarterly basis with the minimum crediting rate no less than zero percent.

Participant Loans

Participant loans are valued at the principal amount outstanding.

Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from the participant’s account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

New Accounting Pronouncements

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157, which deferred the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that were not disclosed at fair value in the consolidated financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. FSP FAS 157-3 was effective upon issuance and applies to periods for which financial statements have not been issued. The FSP’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of SFAS No. 157, FSP FAS 157-2 and FSP FAS 157-3 did not have a material effect on the changes in net assets or financial position of the Plan.

(3)	Investments, at fair value

Investment Option Change

During December 2007, the Plan in coordination with the investment manager began using the common/collective trust fund version of the five BGI LifePath Funds. The change resulted in reduced investment management fees for participants selecting these investment options.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Other Investments Related Disclosures

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
Description	2008	2007
BGI Pension Strategy Fund, 4,337,676 and 2,522,106 units *	$37,911,288	$29,384,042
BGI LifePath 2020 Fund, 1,585,828 and 1,229,042 units	13,178,231	13,875,883
Harbor International Fund, 321,978 and 276,692 shares	12,917,770	19,744,734
SEI Stable Asset Fund, 11,281,105 and 4,788,097 units	11,281,105	4,788,097
Growth Fund of America, 535,180 and 426,108 shares	10,939,088	14,487,660
BGI LifePath 2010 Fund, 1,142,874 and 919,373 units	10,583,011	10,370,527
Lord Abbett Small Cap Value Fund, 502,957 and 418,145 shares	10,164,751	12,301,815
BGI LifePath 2030 Fund, 1,287,077 and 986,422 units	9,859,008	11,146,569

*	Nonparticipant-directed

Fair value is defined as the price that would be received for an asset (exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. SFAS No.157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset.

An asset’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. The disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

Valuation Methodologies

The following is a description of the valuation methodologies used for instruments measured at fair value.

Common stocks: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds which are valued at the net asset value (“NAV”) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange (“NYSE”) and National Association of Securities Dealers Automated Quotations (“NASDAQ”).

Common/collective trust funds: There are no readily available market quotations for a fund. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a current sale. These funds are either valued on daily or monthly basis.

Group variable annuity: The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$237,100	$237,100	$—	$—
Mutual funds	56,425,869	56,425,869	—	—
Common/collective trust funds	96,986,684	—	96,986,684	—
Group variable annuity	6,214,907	—	6,214,907	—
Common stock	4,228,917	4,228,917	—	—

	$164,093,477	$60,891,886	$103,201,591	$—

During 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(27,558,894)
Common/collective trust funds	(27,953,695)
Group variable annuity	(2,585,247)
Common stock	(5,900,988)

Total	$(63,998,824)

(4)	Nonparticipant-Directed Investments

Information about the net assets available for benefits and changes in net assets relating to the nonparticipant-directed investments was as follows:

	December 31,
Assets available for benefits:	2008	2007
Common/collective trust funds	$37,911,288	$29,384,042
Employer contributions receivable	24,749,033	24,600,812

Total	$62,660,321	$53,984,854

Year Ended
Changes in net assets available for benefits:	December 31, 2008
Net depreciation in fair value of investments	$(12,082,884)
Employer contributions	24,749,033
Benefits paid to participants	(3,828,094)
Fees and expenses	(162,588)

Total	$8,675,467

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which invests primarily in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities the Plan invests in are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to employees is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, a wholly-owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan years ended December 31, 2008 and 2007 were $51,000 and $43,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,494,317 and 212,047 shares of Genworth Financial, Inc. common stock as of December 31, 2008 and 2007, respectively. The shares had a cost basis of $11,460,007 and $6,953,049 and a fair value of $4,228,917 and $5,396,596 as of December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, 1,314,787 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $4,986,796 and 32,517 shares were sold at a total cost of $479,838.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is Trustee as defined by the Plan and, therefore, is a party-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s pension contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2008 to Form 5500:

Net assets available for plan benefits per the financial statements	$194,867,406
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,217,718)

Net assets available for plan benefits per Form 5500	$193,649,688

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2008:

Net depreciation in the fair value of investments per the financial statements	$(63,998,824)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,093,294)

Investment loss per Form 5500	$(65,092,118)

The investments in fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

Supplemental Schedule I

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short term investments:
The Bank of New York Mellon *	237,100 shares of short-term investments	$237,100	$237,100
Mutual funds:
Capital Research and Management Company	351,548 shares of American Balanced Fund	6,382,594	4,844,337
Artisan Partners Limited Partnership	189,430 shares of Artisan Small Cap Fund	3,047,704	1,793,902
Barclays Global Investors	2,472,154 shares of BGI Money Market Fund	2,472,154	2,472,154
Dodge & Cox	682,836 shares of Dodge & Cox Income Fund	8,463,768	8,050,640
Capital Research and Management Company	535,180 shares of Growth Fund of America	16,860,498	10,939,088
Harbor Capital Advisors	321,978 shares of Harbor International Fund	19,532,727	12,917,770
Lord, Abbett & Co. LLC	502,957 shares of Lord Abbett Small Cap Value Fund	15,242,015	10,164,751
Van Kampen Asset Management, Inc.	370,808 shares of Van Kampen Growth & Income Fund	7,398,931	5,243,227

	Total mutual funds	79,400,391	56,425,869
Common/collective trust funds:
Barclays Global Investors	231,104 units of BGI Equity Index Fund	9,359,503	6,755,177
Barclays Global Investors	301,161 units of BGI LifePath Income Fund	3,284,812	2,891,142
Barclays Global Investors	1,142,874 units of BGI LifePath 2010 Fund	12,534,456	10,583,011
Barclays Global Investors	1,585,828 units of BGI LifePath 2020 Fund	17,198,930	13,178,231
Barclays Global Investors	1,287,077 units of BGI LifePath 2030 Fund	13,720,649	9,859,008
Barclays Global Investors	627,978 units of BGI LifePath 2040 Fund	6,459,795	4,527,722
Barclays Global Investors	4,337,676 units of BGI Pension Strategy Fund	48,231,663	37,911,288
Dwight Asset Management Company	11,281,105 units of SEI Stable Asset Fund	11,281,105	11,281,105

	Total common/collective trust funds	122,070,913	96,986,684
Group variable annuity:
Genworth Life and Annuity Insurance Company *	815,952 units of ClearCourseSM Group Variable Annuity	2,569,963	6,214,907
Common stock:
Genworth Financial, Inc. *	1,494,317 shares of Genworth Financial, Inc. common stock	11,460,007	4,228,917
Participant loans *	1,592 loans to participants with interest rates of 6.25-10.25% and maturity dates through January 2014	—	4,860,268

		$215,738,374	$168,953,745

*	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2008

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
Barclays Global Investors	BGI Pension Strategy Fund	1	$24,600,812	$—	$24,600,812	$24,600,812	$—

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 22, 2009	By:	/s/ Amy R. Corbin
Amy R. Corbin
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm